UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):     [X] Form 10-K   [ ] Form 20-F [ ] Form 11-K  [  ] Form 10-Q
                 [ ] Form N-SAR

     For Period Ended: December 31, 2003

     [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form.  Please Print or type.

          NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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  If the notification relates to a portion of filing checked above,  identify the Item(s) to which the notification relates:

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                         PART I- REGISTRANT INFORMATION

                                MORO CORPORATION
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                             Full Name of Registrant

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                            Former Name if Applicable

                              The Woods, Suite 1000
                            994 Old Eagle School Road
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            Address of Principal Executive Office (street and number)

                            Wayne, Pennsylvania 19087
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                            City, State, and Zip Code

                         PART II--RULES 12b-25(b) AND (c)

          If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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     [ ]  (c) The accountant's  statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

                         PART III--NARRATIVE

  State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Company cannot file its Annual Report on Form 10-KSB for the year ended December 31, 2003 within the prescribed period because the Company is in the process of completing its audit and related disclosure required by the Form. The delay in completing the audit is primarily related to the Company's change in its certifying accountant during the calendar year. The Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date and as allowed under Rule 12b-25 promulgated under the Securities Exchange Act of 1934.


                         PART IV--OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

  David W. Menard                   484            367-0300
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  (Name)                          (Area Code)    (Telephone Number)

  (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                     [X] Yes [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject or portion thereof?

                                                     [X] Yes  [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company anticipates that the financial statements for the year ended December 31, 2003 will show revenues of approximately $23,118,968 compared to revenues of $14,584,951 for the year ended December 31, 2002. The revenue increase is attributable to the acquisition of Rado Enterprises, Inc. on October 1, 2002. The Company anticipates net income for the year ended December 31, 2003 to be approximately $378,439 compared to $395,266 for the year ended December 31, 2002. The decrease in net income is attributable to lower gross margins of J.M. Ahle Co., Inc. and increased accounting, legal and corporate development costs.

                             MORO CORPORATION
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                  (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date March 30, 2004               By:  /s/ David W. Menard
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                                       David W. Menard
                                       Chief Executive Officer


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  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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  Intentional misstatements or omissions of fact constitute Federal Criminal
  Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934

     2. One Signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13 (b) of Regulation S-T.